CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

FEBRUARY 9, 2007

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2006)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2006 (the “2006 Financial Statements”), the report of the auditors thereon dated February 9, 2007 and management’s discussion and analysis thereof (the “2006 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form. The Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 31.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form are forward-looking. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that we expect or anticipate may occur in the future. These forward-looking statements can be identified by use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.

These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit we will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the prices, consumption of, and demand for, our products;

•	future capital expenditures (including the amount and nature of the expenditures) and the results of the expenditures;

•	business strategies and measures to implement strategies;

•	competitive strengths, goals, expansion and growth of our business and operations;

•	fluctuations in foreign exchange or interest rates;
•	labour unrest;

•	fluctuations in the availability or costs of raw materials, including fibre and energy;

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets; and

other factors, many of which are beyond our control, including those factors identified under the heading “Risk Factors” in the management’s discussion and analysis section of the 2006 Annual Report, which is incorporated herein by reference.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, we will derive therefrom. Catalyst disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”). In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%. On February 16, 2006 Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Our head and registered office is located at 250 Howe Street, 16th Floor, Vancouver, British Columbia, V6C 3R8.

We own all the issued and outstanding shares of the following principal subsidiaries:

Corporation	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Paper Japan Ltd.	Japan
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Pacifica Papers Sales Ltd.	British Columbia
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware

We are, along with our subsidiary Catalyst Pulp Operations Limited, a partner of the British Columbia general partnership Catalyst Paper. We also own 50% of Powell River Energy Inc., which owns hydroelectric assets that provide power to our Powell River mill.

CORPORATE PROFILE

We are the fourth largest North American based producer of newsprint and uncoated mechanical groundwood specialty papers measured by production capacity. We are the largest producer of mechanical coated and uncoated specialty papers and newsprint, measured by production capacity, and the only producer of lightweight coated paper, on the west coast of North America. We are the largest producer of lightweight uncoated groundwood (directory) paper in the world. We also produce market pulp and containerboard (previously referred to as “kraft paper”) and we operate the largest paper recycling operation in Western Canada.

Our four pulp and paper operations are located in British Columbia, at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, Port Alberni on central Vancouver Island, and Powell River on the west coast of the British Columbia mainland. Our paper recycling operation is located in Coquitlam, British Columbia.

The chart below represents our expectation as to the division of total mill capacity in 2007, in thousands of tonnes, among the different product lines that can be produced at each mill. Some of our paper machines are capable of producing more than one paper product.

Mill	Newsprint	Directory Paper	Other Uncoated Groundwood Specialties	LWC Paper	Paper Sub-total	Market Pulp(1)	Container-board(2)	Pulp Sub-total	Total
Crofton	156	232	-	-	388	324	-	324	712
Elk Falls	354	-	178	-	532	187	127	314	846
Port Alberni	-	106	-	231	337	-	-	-	337
Powell River	107	-	353	-	460	-	-	-	460
Total	617	338	531	231	1,717	511	127	638	2,355

(1)	Our total pulp capacity is 674,000 tonnes, of which 163,000 tonnes is used internally, leaving 511,000 tonnes available to sell to third parties.
(2)	Effective January 1, 2006, we reclassified containerboard out of our specialty paper segment into our pulp segment.

In addition, our paper recycling operation has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the vast majority of which is consumed internally. After a project planned for mid-2007 is completed, this facility will have a new production capacity of 160,000 tonnes.

Our principal business is the manufacture and sale of printing papers, consisting of groundwood coated, uncoated and specialty papers, and newsprint. For the year ended December 31, 2006, printing papers comprised approximately 73% of our total manufacturing capacity and contributed approximately 77% of our total sales revenues. For the same period, market pulp and containerboard comprised approximately 27% of our total manufacturing capacity and contributed approximately 23% of our total sales revenue.

The principal markets for our paper products are located in North America, Asia and Latin America. The major markets for our market pulp are Western Europe and Asia.

THREE YEAR HISTORY

Resignations of Executive

On January 15, 2007, Catalyst’s board of directors accepted the resignations of President and Chief Executive Officer Russell J. Horner and Vice-President, Finance and Chief Financial Officer Ralph Leverton, both of whom elected to exercise their rights under change of control agreements, which were triggered by the acquisition referred to below under “Acquisition of Common Shares by Third Avenue Management LLC”. Mr. Horner’s resignation is effective following the completion of the filing of the Corporation’s annual statutory disclosure documents (expected to be mid-February 2007) and Mr. Leverton’s resignation is effective March 28, 2007.

Acquisition of Common Shares by Third Avenue Management LLC

In October, 2006 Third Avenue Management LLC (“TAM”) acquired an additional 39,000,000 common shares of Catalyst pursuant to an unsolicited take-over bid. On October 23, 2006 TAM announced that, as a result of such acquisition, client accounts managed by TAM beneficially own 81,503,313 common shares of Catalyst, representing 37.97% of the outstanding common shares, and that TAM exercises control or discretion over such shares as portfolio manager. TAM also announced that it has authority to vote approximately 95% of such shares.

Curtailment of Port Alberni Groundwood Mill

Effective September 30, 2006 we temporarily idled our Port Alberni groundwood pulp mill, replacing higher-cost groundwood pulp with recycled fibre. In the fourth quarter, we determined that this closure was permanent due to the successful transition to recycled fibre and we wrote off approximately $0.8 million of ancillary assets to cost of sales in the specialty paper segment.

Extension of Operating Facility

During the second quarter of 2006, the maturity of our revolving operating facility was extended by one year to July 2009.

Disposition of Shares by Norske Skogindustrier ASA

Effective February 16, 2006, Norske Skogindustrier ASA (“Norske Skog”) sold its 29.4% shareholding in Catalyst. Concurrently, the three directors from Norske Skog resigned from our Board of Directors. Norske Skog had not been involved in the management of Catalyst since 2001, and the shareholder transaction did not impact our operations, or our current distribution agreement with Norske Skog PanAsia. We did not receive any proceeds related to this transaction.

Reclassification of Containerboard

Effective January 1, 2006, we reclassified our containerboard product from our specialty paper segment to our pulp segment. The change was required as we reviewed our pulp operations and concluded that the containerboard business is inextricably linked to the pulp business. Segmented information for prior periods has been reclassified to reflect this change. Effective December 31, 2006, we have stopped using the term kraft paper and instead refer to this product as containerboard.

Change of Corporate Name

On October 3, 2005 we changed our name from Norske Skog Canada Limited to Catalyst Paper Corporation.

Dissolution of Joint Venture

Effective October 1, 2005 we dissolved a joint venture arrangement with Norske Skog, which was formed in 2001 to collectively market our specialty paper products in North America. As a result of this dissolution, we began marketing our specialty papers directly to North American customers.

Paper Capacity Reduction

In February, 2005 we indefinitely shut down paper machine No. 3 at our Port Alberni mill. This effectively displaced 140,000 tonnes per year of 45.0 gsm equivalent paper production as we shifted the directory production from this machine to other paper machines that we own. In March 2006, we undertook an operational review of this paper machine and its ancillary assets and decided to permanently close the machine. The closure, impacting the equivalent of 140,000 tonnes of previously idled newsprint capacity, resulted in a $19.1 million impairment loss that was recorded in newsprint amortization expense in the year.

Recovery Boiler Upgrade

In April, 2004 we completed a $45 million upgrade of our Elk Falls No. 2 recovery boiler.

Financing

In March, 2004 we issued US$250,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2014. The proceeds of these Notes were used to retire our outstanding US$200,000,000 principal amount of 10% Senior Notes due 2009.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths:

•
Strong Market Position. We are the fourth largest producer of newsprint and uncoated groundwood specialty papers based in North America measured by production capacity. We are also the largest producer of mechanical coated and uncoated specialty papers and newsprint, measured by production capacity, and the only producer of lightweight coated paper, on the west coast of North America. We are the largest producer of directory paper in the world. We have annual production capacity of approximately 2.4 million tonnes of specialty paper, newsprint, market pulp and containerboard. In addition, we operate the largest paper recycling operation in Western Canada.

•
Diversified Product Mix. In recent years, we have introduced or expanded a number of specialty and differentiated product lines, including lightweight newsprint grades, coated papers, machine finished hi-brites, super hi-brites, soft-calendered grades, directory, sawdust-based pulp and whitetop linerboard. These specialized products generally provide improved margins over standard commodity grades. Additionally, market pulp accounts for only 22% of our manufacturing capacity, significantly reducing our exposure to volatile pulp markets.

•
Upgraded, Cost-Competitive Manufacturing Facilities. Over the last five years, we have invested approximately $419 million in our manufacturing facilities to shift production towards higher margin papers, reduce unit production costs, increase operating efficiency, improve product quality, increase capacity and meet environmental regulations.

•
Strong Supply Chain Management Practices. We introduced new supply chain systems in 2000 to improve our supply chain and order fulfillment processes. These processes range from the purchase of raw materials to the delivery of finished paper products to our customers. These new systems have allowed us to increase inventory turnover and provide faster delivery to customers. We also make better use of the barges, rail cars, trucks and containers that we use to ship our products. With better planning and scheduling, we are now able to ship our products to customers using the most cost-efficient mode of transportation on virtually every shipment. Following the acquisition of Pacifica Papers Inc. in 2001, we harmonized our order fulfillment systems to better service our customers' requirements. We have applied our order fulfillment, distribution and procurement expertise to further lower the supply chain costs at our Powell River and Port Alberni facilities. In 2006, we completed an upgrade of our enterprise business system with the primary focus on improving order visibility.

•
Production Expertise. Over the last several years, we have developed expertise in the production of lightweight papers. As part of this process we have converted all our paper mills to alkaline papermaking, which uses lower-cost precipitated calcium carbonate, or PCC, fillers in the production process. In addition to being a lower-cost input, the PCC filler leads to improved brightness and opacity, which facilitates the production of papers with a lower basis weight. We believe that lower basis weight papers provide us with an important competitive advantage because a higher volume of lower basis weight paper can be stored on each paper roll, thereby reducing shipping, storage and handling costs and warehouse space required for inventories. The use of lower basis weight paper by our customers reduces their postage costs. Lower basis weight papers also provide a positive environmental impact as they use less fibre.

•
Sawdust Pulp Expertise. We are one of the few manufacturers of sawdust-based pulp in the world. This product is valued by producers of tissue and wood-free printing papers as a substitute for more costly NBSK pulp. High initial tensile strength and ease of refining are other attributes of this type of pulp.

BUSINESS STRATEGY

We intend to achieve greater earnings stability and to maximize cash flow by strengthening our position as a leading producer of value-added paper and related forest products within Western North America. Key principles of our strategy include:

•
Performance Improvement Program. We will continue to seek to implement performance improvement initiatives through our efforts to develop innovative and cost effective business solutions. In 2006, we commenced our fifth consecutive annual performance improvement initiative. This initiative generated $74 million in earnings improvements across all areas, year over year. We realized improvements in the areas of grade development and product optimization, as well as cost reductions. For example, we have improved our production planning and focused on lower cost forms of transportation to ship our products. To deal with rising energy costs, we worked on optimizing the fuel mix in our power boilers, resulting in less reliance on fossil fuels in favour of lower cost wood waste hog fuel. We also took advantage of our ability to alternate between oil and natural gas at several mill sites, allowing us to consume lower cost fuels.

•
Product Development. We plan to increase profitability within our paper operations by continuing to improve our recently developed high-value specialty paper products. In 2005, we completed the development of two new grades, Electraprime™ and Electrastar™. Our Electraprime™ grade is a soft-calendered high-brightness paper designed to compete as an alternative to supercalendered grades used primarily for advertising flyers and inserts. Our Electrastar™ product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers. Both products have been well received in the market. We intend to continue to aggressively promote them while exploring other product development opportunities using the knowledge gained in developing these specialty grades. We have also made minor capital investments that have facilitated our growth into the roto-news grade family to command a margin improvement over standard newsprint.

•
Optimizing Fibre Mix to Reduce Costs. We intend to continue to use low cost PCC filler and to sustain low kraft input while maintaining the quality of our products and improving printability. In 2005, we reduced the amount of kraft used in our specialty and newsprint products by 40% compared to 2004 and sustained these low kraft levels in 2006. In December 2003, we acquired Western Canada’s largest paper recycling facility. This acquisition allowed us to exit a higher-cost, long term de-inked pulp contract with the facility’s previous owner. Subsequently, we have improved the value of this acquisition by utilizing an additional 25,000 air-dried metric tonnes of production capability and by realizing synergies related to chemical purchases and freight optimization.

•
Become the Preferred Supplier for our Customers. We are working on initiatives to continue to improve product quality, service levels, distribution and customer relationships. Our plan is to seek to differentiate ourselves from our competitors by becoming a trusted supplier that consistently produces reliable products. In 2006, all of our paper and pulp mills were certified under the PricewaterhouseCoopers standard, which identifies the source of our wood fibre and certifies whether or not it is derived from a forest managed in accordance with a recognized sustainable forest certification system.

LINES OF BUSINESS

We have three business segments: specialty paper, newsprint and pulp. The segmented results for these businesses are shown in our 2006 Management’s Discussion and Analysis, which is incorporated by reference herein.

Paper

Paper Operations

Our specialties paper and newsprint can be manufactured on 11 paper machines at four mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Elk Falls	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 5 (“PM5”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“PM4”)	Specialty
Paper Machine No. 5 (“PM5”)	Specialty (Coated)

Powell River	Product
Paper Machine No. 9 (“PM9”)	Specialty
Paper Machine No. 10 (“PM10”)	Specialty
Paper Machine No. 11 (“PM11”)	Specialty/Newsprint

Our capacity to produce specialty papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

	Annual Capacity	Production(1) Year ended December 31
Mill		2006	2005
Crofton	388	403	391
Elk Falls	532	523	513
Port Alberni	337	324	332
Powell River	460	438	412
	1,717	1,688	1,648

(1)	Effective January 1, 2006, we reclassified containerboard out of our specialty paper segment into our pulp segment. Prior period comparatives have been reclassified to reflect this change.

Crofton

Crofton's capacity is 388,000 tonnes of newsprint and directory paper. On a 48.8 gsm equivalent basis the annual capacity of the Crofton paper operations is approximately 516,000 tonnes.

The Crofton paper mill’s three paper machines were put in operation in 1964, 1968 and 1982. Each of the paper machines is capable of producing either newsprint or directory paper, as market conditions warrant. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.

To further our objective to produce highly runnable directory paper, we completed $16 million in modifications to PM2 in May 1999. These modifications enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight. This directory paper has improved consistency, runnability and printability. Crofton also makes directory paper on PM3 and has the capability to make it on PM1 if required.

Pulp furnish for the paper mill is supplied by a three-line thermomechanical pulp (“TMP”) mill, consisting of Andritz twin mainline refiners, and de-inked pulp from our paper recycling division. In August 2003, we completed an $11 million upgrade to increase the capacity of the TMP facility and improve the quality of the pulp in order to lower production costs for lightweight paper manufactured at the Crofton mill. In 2004 we began work on a $10 million investment in the thermomechanical pulp facility. This work was completed in 2005 and has resulted in improvements in capacity, quality, and the elimination of kraft pulp from Crofton’s papermaking operations.

Of the $16 million spent in 2006 to support Crofton’s paper operations, the largest project was an initiative to change the way de-inked pulp was shipped to and handled at the mill. This project will be completed in mid-2007 ($2.7 million was spent on the project in 2006). The project will allow operations to switch from handling baled de-inked pulp to handling de-inked pulp in crumb form, resulting in less intensive handling of de-inked pulp and a reduction in operating labor.

Elk Falls

Elk Falls' annual capacity is 532,000 tonnes of newsprint and high brightness uncoated specialties. On a 48.8 gsm equivalent basis, the annual capacity of the Elk Falls paper operations is approximately 556,000 tonnes.

The three paper machines were put into operation in 1952, 1957 and 1982 and produce newsprint, soft calendered and machine finished high brightness specialties papers. All machines were installed with, or converted to, twin-wire sheet formation.

Elk Falls has broadened its range of uncoated groundwood specialty papers to meet the needs of commercial printers. The mill has met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish. The soft-nip calendering system on PM2 provides for improvements to the sheet’s smoothness and printability. High bright specialty papers marketed under the ElectraSoft™ and ElectraCal™ labels produced from this machine are used mainly by the commercial print market for advertising flyers and newspaper supplements. We are the largest supplier of soft-calendered papers on the west coast of North America.

Pulp furnish for the paper mill is supplied primarily from the mill's seven-line thermomechanical pulp mill and a minimal amount from its semi-bleached kraft pulping facilities.

Port Alberni

Port Alberni's annual capacity is 337,000 tonnes of directory paper and lightweight coated paper. Port Alberni's annual paper capacity on a 48.8 gsm equivalent basis is approximately 352,000 tonnes.

The Port Alberni paper mill has three paper machines. Two of the paper machines were put into operation in 1957, with the third paper machine put into operation in 1968. In March, 2006 we permanently shut down PM3. Curtailment of this machine effectively displaced 140,000 tonnes per year of 45.0 gsm equivalent paper production.

PM5 is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runnability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's thermomechanical pulp plant, from our paper recycling operation and from kraft pulp supplied from the Crofton mill. In 2006, we announced the permanent closure of the groundwood pulp mill. The groundwood pulp was replaced with recycled fibre from our paper recycling operation. We have installed equipment at the Port Alberni mill to allow us to use recycled fibre in telephone directory paper and crumb kraft pulp from the Crofton mill.

Powell River

Powell River's annual capacity is 460,000 tonnes of newsprint and uncoated groundwood specialty paper. On a 48.8 gsm equivalent basis, the annual capacity of Powell River’s paper operations is approximately 457,000 tonnes.

The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce hi-brite, uncoated groundwood specialty papers and newsprint. In 2004, we completed a $7.5 million upgrade of PM10 and the peroxide bleach plant to support the production of higher value groundwood specialty paper, including Electracal™ and our newest Electraprime™ grade. We have dedicated PM9 to produce highbrightness Electrastar™ and Electrabrite™ grades. We continue our effort to push towards the development of highbrightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant at a cost of approximately $5 million to expand the mill’s production capacity for higher brightness uncoated specialty grades.

In 2006, Powell River completed a $5.6 million project to by-pass the existing primary effluent clarifier which, because of reductions in mill effluent flows over the years, was too large to efficiently process that effluent. This environmentally-driven project was based on reducing the foul odors which emanated from the over-sized clarifier.

Pulp furnish for the paper mill comes primarily from a thermomechanical pulp plant. In November, 2001, we permanently closed Powell River’s kraft pulp mill, which consumed a high-cost fibre diet resulting in higher unit costs compared to our other two pulp mills at Elk Falls and Crofton. In addition, the pulp mills at Elk Falls and Crofton have roughly twice the capacity of the Powell River pulp mill. We now supply the kraft pulp requirements of the paper machines at Powell River from our Crofton facilities.

The Powell River mill has the capability to use recycled de-inked pulp on a limited scale. Recycled de-inked pulp is supplied from our paper recycling operation.

We own 50% of Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts. Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011. Powell River Energy's hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions.

Paper Marketing

The principal customers for our specialty papers and newsprint are retailers, magazine and catalogue publishers, commercial printers, telephone directory publishers, corrugated box manufacturers and newspaper publishers, and are located primarily in western and central North America, Asia and Latin America. Specialty and newsprint customers are served primarily by our sales and marketing personnel in North America and Japan and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is the world's largest consumer of newsprint, with consumption of approximately 8.8 million tonnes in 2006, representing about 23.6% of total world consumption.

For the years ended December 31, 2006 and 2005, specialty paper and newsprint accounted for 77% and 85% of our consolidated net sales revenue, respectively. No single customer accounts for more than 10% of our specialty and newsprint consolidated net sales revenue nor is a material part of our revenues dependent on a small group of customers. Specialty paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton and Elk Falls mills are located on tidewater and have deep-sea vessel loading facilities. Specialty paper and newsprint is shipped primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations. We use the services of independent warehouses for distribution to our customers in other parts of the world.

We have built effective long-term relationships with our customers for our specialty papers and newsprint, based on a partnership approach to produce the best product for their particular needs. As a result, we expect to remain a preferred supplier to many of those customers.

Pulp

Pulp Operations

We manufacture market pulp at our Crofton pulp and paper mill and both market pulp and containerboard at our Elk Falls pulp and paper mill, located in British Columbia on the east coast of Vancouver Island.

Our market pulp and containerboard capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

			Year ended December 31
	Mill	Annual Capacity	2006 Production(2)	2005 Production(2)
Market pulp(1)	Crofton	324	321	301
	Elk Falls	187	178	173
		511	499	474
Containerboard(2)	Elk Falls	127	125	117
Total		638	624	591

(1)	Our total pulp capacity is 674,000 tonnes, of which 163,000 tonnes is used internally, leaving 511,000 tonnes available for sale to third parties.
(2)	Effective January 1, 2006, we reclassified containerboard out of our specialty paper segment into our pulp segment. Prior period comparatives have been reclassified to reflect this change.

Crofton

The Crofton kraft pulp mill is a two-line mill. The first line began operating in 1957 and the second in 1965. At December 31, 2006 total annual pulp production capacity was 392,000 tonnes, of which 324,000 tonnes was market pulp capacity. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. This pulp is a high tensile grade which is ideally suited for the manufacture of lightweight papers. The other pulp grades produced are made from spruce, pine and fir (SPF), coastal hemlock and Douglas fir fibre species. This pulp has high intrinsic strength and bulk, and is used in a variety of printing and writing papers and a range of specialty papers.

In 2005 we spent $3 million at our Crofton kraft pulp mill to install a crumb pulp handling process, reducing energy use on the kraft pulp used internally. This installation has allowed us to free up drying capacity for our market pulp business and, as a result, we are able to produce an additional 25,000 tonnes of market pulp a year.

Elk Falls

The Elk Falls kraft pulp mill was initially commissioned in 1956, and its sawdust-based pulp production began in 1964. The mill has been extensively modernized over recent years to meet or exceed current environmental standards and to improve operating efficiency and costs.

The Elk Falls kraft pulp mill is equipped with five batch digesters and two continuous digesters and has a total annual market pulp capacity of 187,000 tonnes. The mill manufactures a sawdust-based pulp branded Elk Prime™. Elk Prime™ is a fully bleached pulp that is manufactured from a combination of sawdust, wood shavings and chip screenings. Blending of these residuals produces a pulp with an average fibre length between that of conventional softwood and hardwood pulps. Elk Prime™ is easy to refine, delivers high initial tensile strength and, when added to a paper makers’ furnish, enhances dimensional stability in woodfree printing papers. Manufacturers of products such as specialty papers, tissue, paper toweling, printing and writing and other paper products can substitute Elk Prime™ for portions of their conventional NBSK pulp feedstock, realizing cost savings and, in many cases, improved quality. Sawdust-based pulps have an added environmental advantage in that they are made from fibre that would otherwise have been a waste product. Elk Falls uses some sawdust-based pulp in producing its specialty brands of white-top linerboard, which are sold to customers who manufacture corrugated containers that require high quality graphics.

All of the kraft pulp operations are equipped with chlorine dioxide bleaching systems and secondary effluent treatment facilities and are presently operating in substantial compliance with applicable environmental laws and regulations.

The Elk Falls mill has annual containerboard production capacity of approximately 127,000 tonnes. The containerboard machine was put into operation in 1966. Whitetop linerboard, which is produced by the containerboard specialties machine (PM4), is a premium product that combines a layer of unbleached kraft pulp with a layer of bleached kraft pulp. The two layers are formed on the paper machine by uniting the bleached and unbleached stock into what is known as a duplex stock. This specialty product is white on the top and brown on the reverse side and is used in packaging where bright, high quality graphics are important. Elk Falls’ competitive advantage in producing this product stems from its ability to produce a lightweight, high-performance sheet. The inclusion of sawdust-based pulp in the furnish also results in a smoother, more consistent surface which performs better in customers’ conversion facilities.

Production of whitetop linerboard grades totaled approximately 119,000 tonnes, or 94%, of production from the Elk Falls containerboard machine for the year ended December 31, 2006. The majority of this product is marketed under the brand name SilverLiner™.

The furnish for the containerboard specialties produced at Elk Falls is comprised of long-fibre pulp, alternative fibre sources such as sawdust-based pulp and rejects from the Elk Falls kraft pulp mill, as well as clippings received from converting plants and post-consumer waste. Elk Falls also purchases a limited quantity of high quality hardwood kraft pulp in order to enhance the top sheet quality of our containerboard product line.

In 2004, we completed a $45 million upgrade of the Elk Falls No. 2 recovery boiler to increase capacity and maintain reliability. This upgrade allowed the permanent shut down of the smaller recovery boiler, a lime kiln and a bleach plant. As a result, market pulp production at Elk Falls was reduced by approximately 90,000 tonnes per year. This decrease in market pulp production has been largely offset by reduced internal consumption of kraft pulp and by kraft mill optimization improvements made since the upgrade. In 2005, an improved sawdust screening process was installed at a cost of $8 million. This improved screening ability provided an incremental sawdust and shavings cooking capacity and displaced 26,000 tonnes of chip-based pulp (on an annual basis).

Pulp Marketing

Our two pulp mills are well situated for export shipments to Asia and Western Europe. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Our sawdust-based pulp produced at Elk Falls is particularly versatile and is often used as a lower cost substitute for more expensive pulps.

In recent years, our marketing strategy for containerboard has been, first, to shift the sales mix to 100% white-top production and eliminate lower value unbleached grades and second, to improve surface properties in order to expand freight logical North American sales with high graphic accounts that prefer our lightweight grades.

Pulp customers are served by sales and marketing staff in Canada and a network of agents in locations throughout the world.

The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp is shipped to offshore locations by both break bulk on deep-sea vessels and container shipment.

For the year ended December 31, 2006, pulp and containerboard accounted for 23% of our consolidated sales revenue as compared to 22% for the year ended December 31, 2005. There is no single customer that accounts for more than 10% of our consolidated net sales revenue for pulp and containerboard, nor is a material part of our pulp and containerboard revenues dependent upon a small group of customers.

Paper Recycling Division

On December 1, 2003 we acquired Western Canada’s largest paper recycling operation, located in Coquitlam, B.C. The purchase price was $61.1 million (including a $2.5 million working capital adjustment) and was comprised of $31.5 million of cash, approximately 8.7 million of our common shares having a value of $29 million, and $0.6 million of transaction costs. As part of the acquisition, we entered into a lease of the land and buildings where the paper recycling plant operates for an initial term of 20 years, with one 10 year renewal option. The annual rent under the lease is $2.1 million, subject to adjustment for changes in the Consumer Price Index. The lease includes options to purchase the land and buildings, and a right of first offer in the event the landlord wishes to sell the land to a third party.

Our paper recycling operation recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. The plant was constructed in 1990. Its current production capacity is 148,000 air-dried metric tonnes of pulp per year but will increase to 160,000 air-dried metric tonnes per year in mid-2007 when a project to increase capacity is completed. Average annual production in the last three fiscal years was approximately 143,000 air-dried metric tonnes per year. We were the principal customer of the paper recycling operation and prior to our acquisition we purchased approximately 95% of the de-inked pulp it produced. The operation now supplies 100% of our de-inked pulp requirements.

The paper recycling operation utilizes flotation, cleaning and screening technologies to remove ink and impurities from the waste paper input. This produces high-quality pulp that can be blended with traditional virgin-fibre pulp to produce paper in accordance with customers’ (mills) specifications. The pulp is mechanically pressed to a dryness of about 50% moisture content for shipment to its customers.

The waste paper furnish for our paper recycling operation is purchased in Western Canada and the Western United States. In the most recent fiscal year, approximately 46.4% of the furnish was sourced in British Columbia, 23.3% in the balance of Western Canada and 30.3% in the United States.

The plant receives waste paper primarily by rail and truck into warehouse facilities located adjacent to the production facility. An independent contractor is responsible for operations in the raw materials warehouse. Batches of waste paper are loaded onto a conveyor for transport into the production facility.

Within the production facility the waste paper is initially mixed with water and de-inking and bleaching chemicals in a batch pulper. The paper slurry produced by the pulper is then processed through a succession of cleaners and screens to remove contaminants. It then passes through a flotation unit, where tiny air bubbles float ink particles out of the slurry. The pulp slurry is then further processed through additional cleaners and a final flotation process before being formed into mechanically-dried sheets which are baled for shipment. The recycled pulp is shipped to our other operations by truck, rail and barge.

COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since a majority of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 70 independent mills. Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

Sawmill wood chips presently comprise 59% of the fibre supply for our pulp and paper operations. The remainder is comprised of pulp logs (18%), sawdust (18%) and recycled de-inked pulp (5%). Currently, five wood chip, log and sawdust suppliers provide 46% of our fibre supply. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms when certain of our timber and processing assets were sold.

In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills. These suppliers provide an additional 8% of our fibre supply.

Together, all of these long-term, secure supply agreements provide approximately 54% of the fibre supply for our pulp and paper operations.

The remainder of the fibre requirements for the four pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

To enhance our fibre security, when possible we maintain a surplus fibre position. As a result of our fibre position, we made annual sales of approximately 150,000 cubic meters of surplus fibre to regional customers in 2006. As a result of anticipated supply limitations, we do not expect to have surplus fibre in 2007. We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

During the past three years, we have implemented an “independent chain of custody” system to certify our wood fibre supply. We use the PricewaterhouseCoopers standard, which is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. By 2006, all of our paper and pulp mills were certified under the PricewaterhouseCoopers standard. The independent chain of custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests, and is expected to continue to result in additional sales opportunities.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring and regional market prices. The diversity of supply from over 70 mills located in three geographical regions combined with our surplus fibre position helps to mitigate the risk of interruptions to fibre deliveries to our operations.

PROPERTIES

Our head office is located in leased premises in Vancouver, British Columbia. The lease covers an aggregate of 40,842 square feet and expires February 15, 2016.

We lease the land and buildings where our paper recycling operation is located. The lease expires November 30, 2023, subject to one 10 year renewal option. We also lease a port and warehouse facility in Long Beach, California, which we use for delivering product to customers located in the Western United States. That lease terminates in August, 2008.

Each of our Crofton, Elk Falls, Powell River and Port Alberni pulp and paper manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. Each of our properties is the subject of a mortgage in favor of our lenders to secure our credit facilities.

HUMAN RESOURCES

We have approximately 3,600 employees.

All of the approximately 2,700 hourly employees at our pulp and paper mills (with the exception of the paper recycling operation) are members of either the Communications, Energy & Paperworkers Union of Canada, or CEP, or the Pulp, Paper and Woodworkers of Canada, or PPWC. Eighteen employees in the Port Alberni mill are represented by the Canadian Office and Professional Employees Union, or COPE.

The current collective agreements with each of CEP and PPWC expire on April 30, 2008. The collective agreement with COPE expires on April 30, 2012.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the last few years to comply with solid and special waste, effluent and air regulations. Environmental performance is monitored regularly by us. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001 standard at all five of our facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities. The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies. Compliance audits were completed during late 2006 and no material issues were uncovered during those audits.

Numerous federal environmental initiatives are underway which could translate into more vigourous regulatory standards and permits in the next decade, especially with respect to air emissions. Substances that may be targeted include chlorine dioxide, odorous compounds, fine particulate, sulphur dioxide and greenhouse gases. Because of recent upgrades we have made to our air emissions controls, we believe we are well positioned to meet many of these new challenges. In cases where equipment improvements may be required, we expect that policy lead time and flexibility in the permitting process will mitigate any required capital spending.

Recycled Content in Groundwood Paper

We are a major supplier of newsprint, directory and other groundwood printing papers to western North America. The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western U.S. states and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through the use of de-inked pulp from our paper recycling operation located in Coquitlam, British Columbia. This de-inked post-consumer recycled pulp is mixed with virgin pulp furnish to produce newsprint and directory paper that meets the legislated requirements and the customer needs.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills and based on current practice we have at least three years’ capacity in the landfills at each of our facilities. We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste. In 2004, we constructed a new landfill at Crofton with a 30 year capacity and we are planning to expand existing landfill sites at our Elk Falls and Powell River mills to establish more capacity.

Effluent

In the early 1990s, the British Columbia provincial government mandated the elimination of AOX in mill effluent by December 31, 2002. In July 2002, this regulation was amended to 0.6 kilograms per tonne of pulp produced effective December 31, 2002. All of our facilities are operating below this new limit which is similar to legislation recently enacted in the United States.

In 2003 we began an initiative to reduce water use at all facilities. These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems. We delivered total reductions in water use of 7% between 2003 and 2005. In 2006, we reduced our water use by 5%. We are establishing targets for water reduction in 2007 which should help reduce our energy costs.

Air Emissions

Over the past ten years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems at Crofton and Campbell River, new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni and a new fluidized bed boiler at Powell River. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.

Canada’s commitment to the Kyoto Protocol is to obtain a 6% absolute reduction of greenhouse gas emissions below 1990 levels by 2010. Our 2006 greenhouse gas emissions were 70% below 1990 levels and, therefore, we easily surpass the federal commitment. While specific Canadian policy regarding large final emitters such as pulp and paper facilities is still under development, we believe we are well positioned to take advantage of opportunities as they arise in a carbon trading economy.

In 2006, we spent approximately $7 million on environmental capital projects. Key 2006 environmental projects included a knot washing system at Crofton that provides an additional stream of biomass fuel to the power boiler. At Elk Falls we have begun engineering work on a planned future expansion of the landfill. At Port Alberni we upgraded our stormwater collection system and protection of a local stream. At Powell River, the key source of fugitive odour was eliminated with the retirement of the old primary clarify in favour of a new smaller unit. Our paper recycling division invested in a sweeper to improve site cleanliness that helps keep fibre out of the nearby Fraser River.

We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $2 million in 2007. While we believe that our estimate for environmental projects for 2007 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

Contaminated Sites

We are not aware of any sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.

Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997. If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation. The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented an independent chain of custody system to verify that select paper products made at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre. This allows customers to track, measure and report the extent and type of environmentally-preferable fibre used in their product. The independent chain of custody system tracks fibre from forests certified under three recognized sustainable forest management certification systems - Canadian Standards Association (CSA), Forest Stewardship Council (FSC), and Sustainable Forestry Initiative (SFI). The system is audited to the PricewaterhouseCoopers standard.

We implemented a similar chain of custody system at our paper recycling division under the Forest Stewardship Council (FSC) standard in 2006. Under this certification, a percentage of our recycled fibre is certified as post consumer waste and represents an FSC stream into our manufacturing sites. We continue to work with the forest industry and local special interest groups around development of additional FSC certified fibre sources in British Columbia for use in our fibre stream.

Aboriginal Relations and Business Development

We continue to develop aboriginal business initiatives and relationships with First Nations bands in proximity of our mills. With the Tla’Amin (Sliammon) Nation and the City of Powell River, we established a limited partnership which acquired 805 acres (325 hectares) of our surplus land not required for local mill operations. The limited partnership assumed a secured five-year mortgage of $4.5 million and intends to subdivide and sell parts of the property and redevelop other parcels, with any profits distributed equally among the partners. This initiative builds on two cooperation protocols that Tla’Amin Nation reached in 2004 with Catalyst and the City of Powell River.

In Port Alberni, Tseshaht Nation purchased 120 hectares (297 acres) of surplus company property located next to its reserve. A majority of the land is part of the Somass River delta and was previously used to grow poplar. We retained a right-of-way for a water pipeline to our Port Alberni paper mill. The $2 million sale is part of an ongoing rationalization of property holdings that are surplus to business operations. The Tseshaht are one of 14 nations that make up the Nuu chah nulth Tribal Council.

With the Wewaikai Nation near Elk Falls mill in Campbell River, we formed a joint environment committee in 2006 to develop a process for integrating the Wewaikai’s aboriginal interests into the mill’s continuous environmental improvement and to explore and develop, on a mutually reasonable basis, individual and business opportunities available to Wewaikai members with Catalyst. Committee advice and recommendations including studies or data gathering and appropriate mitigation measures to address environmental impacts are provided for Catalyst consideration, decision-making and implementation.

Carbon Emission Reduction Reporting

Aligned with its focus on continuous environmental performance improvements, we participated in the Carbon Disclosure Project, a study backed by 225 investors worldwide who represent $31 trillion in assets. We consider this an important global reporting initiative that will encourage more fulsome risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This follows an initiative with World Wildlife Fund Inc. and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (GETF) that saw Catalyst sign a voluntary memorandum of understanding in December 2005 committing the parties to work together in the Climate Savers Program. The program is administered by World Wildlife Fund in Washington, DC and involves 12 corporate leaders in greenhouse gas reductions. In joining the program, we set a voluntary target to reduce CO2 emissions to 70% below its 1990 emissions by the year 2010 through energy conservation, increased use of biomass fuel to replace fossil fuels, and other cost-effective strategies. We met the reduction target in 2006 and continue to focus on reducing our carbon footprint.

Environmental Paper Assessment Tool

We participated in the pilot and introduction of the Environmental Paper Assessment Tool (EPAT) developed by Metafore, a Portland-based organization. The web-based tool is designed to assist paper buyers to evaluate the environmental performance of paper products against objective and consistent criteria. The tool allows for consideration of major environmental impacts over the life cycle of paper products. We continue to take an active role in the initiative as one of the first paper manufacturers to seed the system with performance data and by providing input on the design of the system to paper buyers.

RESEARCH AND DEVELOPMENT

We continue to contribute to industry supported research organizations such as the Pulp and Paper Research Institute of Canada. In addition, research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.

Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.

Our research and development expenditures totaled approximately $3 million for the year ended December 31, 2006, and approximately $3 million for the year ended December 31, 2005.

CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $419 million. In the year ended December 31, 2006, approximately $93 million was spent on various environmental, maintenance of business and discretionary projects. The following table summarizes capital expenditures on continuing operations by business segment over the past five years:

$ Millions	2006	2005	2004	2003	2002	Total
Paper(1)	83	74	39	54	63	313
Pulp	10	21	29	27	19	106
Continuing Operations	93	95	68	81	82	419

(1)
The paper segment includes capital expenditures related to Powell River Energy Inc. (“PREI”). We consolidate 100% of PREI effective January 1, 2005. The Company’s 50% interest in PREI, prior to January 1, 2005 was accounted for using the proportionate consolidation method.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2006, there were 214,604,120 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

FOREIGN OPERATIONS

We have no foreign manufacturing operations.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risk Factors” in the management’s discussion and analysis contained in the 2006 Annual Report, which is incorporated herein by reference. The 2006 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, Catalyst and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazines and other publication papers. In late 2006, the European Commission reportedly completed its investigation; Catalyst was also conditionally dismissed from the class action brought by direct purchasers. Catalyst remains a defendant in class actions brought by indirect purchasers. We believe there is no merit to the lawsuits with respect to Catalyst, but we will nonetheless continue to incur related costs to defend ourselves.

DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period. No dividends were paid in the years ended December 31, 2006, 2005 or 2004.

RATINGS

In August 2006, Moody’s changed its outlook on our debt ratings to stable from negative. In September 2006, Moody’s supplemented its rating methodology to incorporate “probability of default ratings” for its speculative grade corporate families and “loss given default assessment” on its individual rated debt issues. On the introduction of the enhanced rating methodology, Moody’s raised its credit ratings on our secured revolving operating facility to Ba1 from Ba3 and lowered its credit ratings on the unsecured senior notes to B2 from B1.

In December 2005, Moody’s lowered its credit ratings on our senior unsecured debt to B1 from Ba3, on our secured credit facilities to B1 from Ba2, and confirmed its outlook on our debt ratings as negative. The downgrade was cited as due to the prolonged downturn in the market for newsprint and other products we manufacture.

In December 2005, Standard and Poor’s (S&P) lowered its corporate credit and senior unsecured ratings to B+ from BB- and its senior secured rating to BB- from BB, and upgraded the outlook to stable. The rapid appreciation of the Canadian dollar as well as continued energy pressures were attributed to the downgrade.

The interest rate we pay on borrowings under our revolving credit facility includes a margin that varies with our credit rating. The margin increased with the Moody’s downgrade in December 2005. Downgrades could negatively impact our cost of additional borrowing and potentially our cost of capital, but otherwise have no direct impact on our business.

The following table highlights our credit ratings and assigned outlooks with Moody’s, S&P and Dominion Bond Rating Service (“DBRS”) as of December 31, 2006, 2005 and 2004.

December 31,

Moody’s
Outlook
Corporate Family rating
Senior unsecured debt
Bank loan debt

Standard & Poor’s
Outlook
Corporate Credit rating
Senior unsecured debt
Senior secured debt

Dominion Bond Rating Service
Outlook
Senior debt
2006 Stable B1 B1 Ba1 Stable B+ B+ BB- Negative BB	2005 Negative B1 B1 Ba3 Stable B+ B+ BB- Negative BB	2004 Negative Ba3 Ba3 Ba2 Negative BB- BB- BB Stable BB

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lower quality of such securities rated. According to the Moody’s rating system, an obligation rated B is judged to be a speculative investment with a high credit risk. Assurance of interest and principal payments or of maintenance of other terms of the contract over any large period of time may be small. Moody applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the Standard & Poor’s rating system, an obligation rated B is vulnerable to non-payment, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligator’s capacity or willingness to meet its financial commitment on the obligation. The rates from AA to CCC may be modified by the addition of a + or - sign to show relative standing with the major rating categories.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated BB is defined as speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies. A reduction in our credit ratings would impact our access to and cost of capital and financial flexibility in the future.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol CTL. During 2006, the common shares traded at a high of $3.60, a low of $2.40 and an average daily volume of 452,898. The price range and average daily volume of trading of the common shares on the TSX during each month of 2006 was as follows:

Month	Price Range Low-High ($)	Volume
January	3.04 - 3.48	482,847
February	3.15 - 3.40	935,753
March	3.04 - 3.42	603,686
April	3.04 - 3.34	384,420
May	2.40 - 3.25	553,881
June	2.47 - 3.00	343,120
July	2.55 - 3.25	592,682
August	3.01 - 3.27	177,811
September	3.01 - 3.27	159,455
October	3.07 - 3.34	313,096
November	2.95 - 3.30	633,269
December	3.01 - 3.60	223,636

MATERIAL CONTRACTS

Since January 1, 2002, we have entered into the following material contracts:

1.	Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee.

2.
Credit Agreement, dated as of July 19, 2002, among Catalyst, the subsidiary restricted parties named therein, TD Securities and RBC Capital Markets as arrangers, the Toronto-Dominion Bank, as administration agent, Royal Bank of Canada as syndication agent, and the lender parties named therein (the “Credit Agreement”).

3.
First Amending Agreement to Credit Agreement, dated as of May 8, 2003, among Catalyst, the subsidiary restricted parties named therein, The Toronto-Dominion Bank, as administration agent, and the lender parties named therein.

4.
Second Amending Agreement to Credit Agreement, dated August 6, 2003 among Catalyst, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

5.
Third Amending Agreement to Credit Agreement, dated May 28, 2004, among Catalyst, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

6.
Fourth Amending Agreement to Credit Agreement, dated July 12, 2005, among Catalyst, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

7.
Fifth Amending Agreement to Credit Agreement, dated June 5, 2006 among Catalyst, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

8.	Omnibus Pledge Agreement, dated as of July 19, 2002, entered into by certain wholly owned subsidiaries of the Corporation and The Toronto-Dominion Bank pursuant to the Credit Agreement.

9.
Aggregate Repricing Agreement, dated as of May 14, 2003, among Norske Skog Canada Finance Limited, certain lenders or affiliates of lenders named in the Credit Agreement and Royal Bank of Canada as group valuation agent, with respect to the repricing from time to time of certain secured derivative contracts entered into by Norske Skog Canada Finance Limited.

10.
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”).

11. First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company; Vancouver and Toronto.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, Gary Collins, Benjamin C. Duster, Michel Desbiens, Brian Kenning, Jeffrey Marshall, R. Keith Purchase and David Unruh. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T.S. Chambers
Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of four other audit committees.

G. Collins
Mr. Collins is the former Chief Executive Officer of HMY Airways Inc. and in that capacity supervised the preparation of that company’s financial statements. Prior to joining HMY Airways Inc., Mr. Collins was the Minister of Finance for the Province of British Columbia.

B.C. Duster
Mr. Duster is a senior advisor with the financial advisory firm Watermark Advisors. He has also held financial advisory positions with Masson & Company, LLC, Wachovia Securities and Salomon Brothers. In that capacity he has been responsible for reviewing and interpreting financial statements for the purpose of advising clients on valuing, structuring and financing merger and acquisition transactions and executing financing transactions. He has an MBA, with a concentration in Finance, from Harvard and an undergraduate degree in economics from Yale. Mr. Duster is the Chairman of the Board of Algoma Steel, a TSX listed public company, and the Chair of the Audit Committee of RCN Corp., a NASDAQ listed public company.

M. Desbiens
Mr. Desbiens has held a number of senior positions with public companies, including president and chief executive officer of Donohue Inc., chairman of the board of Abitibi-Consolidated Inc. and president and chief executive officer of Quebecor World Inc. In those capacities he actively supervised financial officers of the respective companies. He was a consultant to the forestry industry for a number of year, where he evaluated the financial performance of a number of industry participants.

B. Kenning
Mr. Kenning is a member of the Brookfield Asset Management Advisory Board. Prior to his retirement in 2005, Mr. Kenning was a Managing Partner at Brookfield Asset Management Inc.(formerly Brascan Inc.), a position he held for a number of years. He was also the chair and managing partner of BC Pacific Capital, a public merchant banking and investment company. Mr. Kenning is the Chair of the Audit Committee of British Columbia Railway Corporation and the past chair of the Audit Committee of two other public companies. Mr. Kenning holds an MBA (Finance).

J.G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. He has been President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers. He has been a member of two other audit committees. He holds an MBA (Finance) from McGill University.

R.K. Purchase
Mr. Purchase holds a Bachelor of Commerce (Administration) from Victoria University of Wellington (New Zealand) and an MBA from Simon Fraser University. He has been the Chief Executive Officer of Timberwest, the managing director of Tasman Pulp & Paper and the Executive Vice President of MacMillan Bloedel Ltd. In those capacities he actively supervised financial officers of the respective companies.

D. Unruh
Mr. Unruh is the retired Vice Chair of Westcoast Energy Inc. and Union Gas Limited. For ten years he was a senior officer with a large Canadian public company and in that capacity oversaw the performance of external accountants with respect to the preparation, auditing and evaluation of financial statements. Mr. Unruh sits on four other audit committees of public companies.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, and the legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In February, 2007 the Audit Committee approved the engagement of the external auditors for the period ending January 29, 2008 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $400,000.

During the last two years, we paid the following fees to our external auditors:

	Period ending December 31
	2006	2005
Audit Fees	$1,094,000	$594,200
Audit Related Fees	111,600	188,200
Tax Fees	81,000	139,900
All Other Fees	-	-
Total	$1,286,600	$922,700

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of our pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our Audit Committee, is contained in our management proxy circular for our most recent annual meeting. This document can be found at www.sedar.com.

DIRECTORS AND OFFICERS

As of February 1, 2007, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

Name and Municipality of Residence	Principal Occupation	Director Since
Thomas S. Chambers Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers.	October 30, 2003

Gary Collins Vancouver, British Columbia	Corporate director. Previously, President and Chief Executive Officer, HMY Airways Inc., member of the British Columbia Legislative Assembly and Minister of Finance, British Columbia.	April 27, 2005

Michel Desbiens Beaconsfield, Quebec	Corporate director and retired forest products company executive. Previously, consultant to the forestry industry.	May 24, 2006

Benjamin C. Duster, IV New York, NY	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm).	December 1, 2006

Neal P. Goldman Bedford, NY	Partner, Brigade Capital Management LLC (investment company). Previously, Managing Director, MacKay Shields LLC.	December 1, 2006

Russell J. Horner Vancouver, British Columbia	President and Chief Executive Officer.	November 3, 1999

Brian Kenning Vancouver, British Columbia	Corporate director. Previously, Managing Director, Brookfield Asset Management Inc.	March 6, 2006

Jeffrey G. Marshall Toronto, Ontario	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc.	December 1, 2006

R. Keith Purchase West Vancouver, British Columbia	Corporate director and advisor. Previously, Executive Vice President and Chief Operating Officer, MacMillan Bloedel Limited, an integrated forest products company.	August 27, 2001

William P. Rosenfeld Toronto, Ontario	Counsel, Goodmans LLP. Previously, Partner, Goodmans LLP.	October 27, 1993

David Unruh West Vancouver, British Columbia	Corporate director. Previously, Vice-Chair, Westcoast Energy Inc. and Union Gas Limited and Senior Vice President and General Counsel, Duke Energy Gas Transmission.	February 22, 2006

Amit B. Wadhwaney New York, NY	Portfolio Manager and Senior Research Analyst, Third Avenue Management LLC.	December 1, 2006

Messrs. Desbiens, Duster, Horner, Marshall, Purchase and Rosenfeld are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Chambers, Collins, Goldman, Kenning, Rosenfeld, Unruh and Wadhwaney are members of the Corporation’s Governance and Human Resources Committee.

Messrs. Chambers, Collins, Duster, Desbiens, Kenning, Marshall, Purchase and Unruh are members of the Corporation’s Audit Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation
R. Keith Purchase West Vancouver, British Columbia	Chairman of the Board. Corporate director and advisor. Previously, Executive Vice President and Chief Operating Officer, MacMillan Bloedel Limited, an integrated forest products company.

William P. Rosenfeld Toronto, Ontario	Deputy Chairman. Counsel, Goodmans LLP. Previously, Partner, Goodmans LLP.

Russell J. Horner Vancouver, British Columbia	President and Chief Executive Officer.

James E. Armitage Vancouver, British Columbia	Senior Vice-President, Sales and Marketing. Previously, Senior Vice-President, Newsprint; Vice-President, Worldwide Newsprint Sales.

Lyn Brown Vancouver, British Columbia
Vice-President, Corporate Affairs and Social Responsibility. Previously, Director, Corporate Affairs and Social Responsibility; Vice President, Customer Relations and Vice President, Communications and Government Affairs, Aquila Networks Canada.

W.R. (Ron) Buchhorn West Vancouver, British Columbia	Senior Vice-President, Operations. Previously, Vice-President, Corporate Services, Vice-President, Human Resources.

Ralph Leverton Surrey, British Columbia	Vice-President, Finance and Chief Financial Officer. Previously, Chief Financial Officer, Secretary and Treasurer.

Robert H. Lindstrom Burnaby, British Columbia	Vice-President, Supply Chain. Previously, Vice-President, Strategy, Vice-President, Supply and Utilities, Pulp Operations.

Ferio Pugliese Surrey, British Columbia	Vice-President, Human Resources. Previously, Director, Operational Excellence. Previously, Director, Human Resources Development, Windsor Casino Limited.

Valerie B. Seager Vancouver, British Columbia	Vice-President and General Counsel. Previously, Corporate Secretary and Legal Counsel.

Peter M. Staiger Vancouver, British Columbia	Treasurer

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1%of our issued and outstanding Common Shares.

EXPERTS

KPMG LLP is our auditor and has prepared an audit report on our financial statements. To our knowledge, the partners of KPMG LLP do not own, directly or indirectly, any of our common shares.

Towers Perrin provides certain pension consulting and actuarial services to the Company. Also, Mercers provides certain U.S. pension consulting services to the Company.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operation and Consolidated Financial Statements for the year ended December 31, 2006.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of our comparative financial statements for our most recently completed fiscal year together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed fiscal year;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

GLOSSARY OF TERMS

AOX or absorbable organic halides - the measurement of total chlorinated organic compounds in pulp mill effluents.

Basis weight - the weight of paper per specified area, such as gsm.

Capacity - the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper - paper which is coated with clay and treated to impart a smooth glossy surface.

Dioxins - chlorinated chemical compounds, of which certain members have been identified as carcinogens.

Directory paper - lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effluent - outflowing waste discharge from a pulp and paper mill.

Furans - toxic contaminants associated with the formation of dioxins in the bleaching of pulps with chlorine compounds.

Furnish - a blend of different types of pulps and additives which are provided to the paper machine for making paper.

Groundwood specialty paper - coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

Hi-brite or highbrightness paper - a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

Hog fuel - wood waste, a by-product from sawmilling and log sorting activities, used in boilers as an energy source.

Containerboard - any type of single and multi-ply liner used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

Lightweight coated paper or LWC paper - coated paper having a basis weight generally below 72 gsm and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail. The term is often used interchangeably with coated groundwood paper.

Linerboard - a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

Newsprint - a printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees with chemical pulp.

Particulate emissions - the discharge of all airborne solid or liquid materials other than uncombined water.

Printability - the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Printing papers - a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp - the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Bleached pulp - pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp - obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp - obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp - chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp - pulp sold on the open market.

Northern bleached softwood kraft (NBSK) pulp - kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries. NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp - pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

Pulpwood - logs which are used for making pulp as opposed to those used for making lumber and panel products.

Runnability - the ease with which paper can be run through presses with the least amount of breakages.

Soft-calender - a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Total reduced sulphur or TRS - the four reduced sulphur compounds that contribute to the typical odour emitted by kraft pulp mills.

Twin-wire - refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces. Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper - uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

Woodfree - paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm - grams per square metre.

kg/ADBt - kilograms per air-dried bleached tonne of production.

tonne - metric ton - 1,000 kilograms or 2,204 pounds (1.1023 tons).